# HSBC ◆

**Filed Pursuant to Rule 424(b)(2)**
Registration No. 333-158385
January 8, 2010
PRICING SUPPLEMENT
(To Prospectus dated April 2, 2009,
Prospectus Supplement dated April 9, 2009,
and Product Supplement dated April 9, 2009)

**Structured Investments**

HSBC USA Inc.
$905,000
Knock-Out Buffer Notes Linked to a Weighted Basket of Seven Components, Consisting of the Respective Common Stocks of the Reference Asset Issuers, due July 13, 2011

## General

- Terms used in this pricing supplement are described or defined herein, in the accompanying product supplement, prospectus supplement and prospectus. The notes offered will have the terms described in the product supplement, prospectus supplement or prospectus. **The notes are not principal protected, and you may lose up to 100.00% of your initial investment.**
- All references to "Enhanced Market Participation Notes" in the product supplement shall refer to these Knock-Out Buffer Notes.
- This pricing supplement relates to a single note offering. The purchaser of a note will acquire a security linked to the Reference Asset described below.
- Although the offering relates to a Reference Asset, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the Reference Asset any basket component, or any securities derivative of or relating to a basket component nor as to the suitability of an investment in the related notes.
- Senior unsecured debt obligations of HSBC USA Inc. maturing July 13, 2011.
- Minimum purchase of $10,000. Minimum denominations of $1,000 and integral multiples thereof.
- **If the terms of the notes set forth below are inconsistent with those described in the accompanying product supplement, the terms set forth below will supersede.**

## Key Terms

| | |
|---|---|
| Issuer: | HSBC USA Inc. |
| Issuer Rating: | AA- (S&P), A1 (Moody's), AA (Fitch)* |
| Reference Asset: | The notes are linked to a weighted basket consisting of the respective common stocks of the Reference Asset issuers (each such common stock a "basket component" and together, the "basket components"). |
| Reference Asset Issuers: | Roper Industries, Inc. ("ROP"), Itron, Inc. ("ITRI"), United Technologies Corporation ("UTX"), Johnson Controls, Inc. ("JCI"), Rockwell Automation, Inc. ("ROK"), EnerNOC, Inc. ("ENOC") and Echelon Corporation (ELON). |
| Component Weightings: | With respect to ROP, 5.00%; with respect to ITRI, 20.00%; with respect to UTX, 20.00%; with respect to JCI, 20.00%; with respect to ROK, 20.00%; with respect to ENOC, 5.00%; with respect to ELON, 10.00%. |
| Knock-Out Event: | A Knock-Out Event occurs if, on the Final Valuation Date, the Basket Closing Level (as defined below) has decreased, as compared to the Basket Starting Level, by more than the Knock-Out Buffer Amount. |
| Knock-Out Buffer Amount: | 6.00% |
| Contingent Minimum Return: | 1.00% |
| Principal Amount: | $1,000 per note. |
| Trade Date: | January 8, 2010 |
| Pricing Date: | January 8, 2010 |
| Original Issue Date: | January 13, 2010 |
| Final Valuation Date: | July 8, 2011, subject to adjustment as described herein and in the accompanying product supplement. |
| Observation Period: | The period beginning on and excluding the Pricing Date and ending on and including the final valuation date. |
| Maturity Date: | 3 business days after the final valuation date and is expected to be July 13, 2011. The Maturity Date is subject to further adjustment as described under "Market Disruption Events" herein and under "Specific Terms of the Notes — Market Disruption Events" in the accompanying product supplement. |
| Payment at Maturity: | **If a Knock-Out Event has occurred,** you will receive a cash payment on the Maturity Date that will reflect the performance of the Reference Asset. Under these circumstances, your Payment at Maturity per $1,000 principal amount note will be calculated as follows: |

$$\$1,000 + (\$1,000 \times \text{Basket Return})$$

| | |
|---|---|
| | *If a Knock-Out Event has occurred, the Basket Ending Level is less than the Basket Starting Level and therefore you will lose some or all of your investment.* **This means that if the Basket Return is -100.00%, you will lose your entire investment.** |
| | **If a Knock-Out Event has not occurred,** you will receive a cash payment on the Maturity Date that will reflect the performance of the Reference Asset, subject to a minimum payment equal to the contingent minimum return. In such an instance, your Payment at Maturity per $1,000 principal amount note will equal $1,000 plus the product of (a) $1,000 multiplied by (b) the greater of (i) the Basket Return and (ii) the contingent minimum return. For additional clarification, please see "What Is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Reference Asset?" herein. |
| Basket Return: | The quotient, expressed as a percentage, of (i) the Basket Ending Level minus the Basket Starting Level divided by (ii) the Basket Starting Level, expressed as a formula: |

$$\frac{\text{Basket Ending Level} - \text{Basket Starting Level}}{\text{Basket Starting Level}}$$

| | |
|---|---|
| Basket Starting Level: | 100 |
| Basket Ending Level: | The Basket Closing Level on the final valuation date. |
| Basket Closing Level: | The Basket Closing Level will be calculated as follows: |

$$100 \times [1 + (\text{the sum of the basket component return multiplied by the respective component weighting, for each basket component})]$$

| | |
|---|---|
| | Each of the basket component returns set forth in the formula above refers to the return for the relevant basket component, which reflects the performance of the relevant basket component, expressed as the percentage change from the Initial Price of that basket component to the Final Price of that basket component. |
| Initial Price: | The Official Closing Prices (as defined below) of the respective basket components as determined by the calculation agent on the Pricing Date, which, with respect to ROP, was $52.44, with respect to ITRI, was $71.66, with respect to UTX, was $70.63, with respect to JCI, was $28.63, with respect to ROK, was $49.46, with respect to ENOC, was $33.50, and with respect to ELON, was $11.81. |
| Final Price: | With respect to each basket component, the Official Closing Price of the respective basket component on the final valuation date, adjusted as described under "Adjustments" below by the calculation agent. |
| Official Closing Price: | With respect to each basket component, the Official Closing Price on any scheduled trading day during the Observation Period will be the relevant official price of one share of such basket component on the relevant exchange for such basket component as of the close of the regular trading session of such exchange and as reported in the official price determination mechanism for such exchange. If the basket component is not listed or traded as described above for any reason other than a market disruption event (as defined below), then the Official Closing Price for the basket component on any scheduled trading day will be the average, as determined by the calculation agent, of the bid prices for one share of the basket component obtained from as many dealers in the Reference Asset selected by the calculation agent as will make those bid prices available to the calculation agent. The number of dealers need not exceed three and may include the calculation agent or any of its or our affiliates. |
| CUSIP/ISIN: | 4042K0L37 / 4042K0L378 |
| Form of Notes: | Book-Entry |
| Listing: | The notes will not be listed on any U.S. securities exchange or quotation system. |

\* A credit rating reflects the creditworthiness of HSBC USA Inc. and is not a recommendation to buy, sell or hold securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization. The notes themselves have not been independently rated. Each rating should be evaluated independently of any other rating.

**Investment in the notes involves certain risks. You should refer to "Selected Risk Considerations" beginning on page PS-3 of this document and "Risk Factors" on page PS-4 of the product supplement and page S-3 of the prospectus supplement.**

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this pricing supplement, or the accompanying product supplement, prospectus supplement and prospectus, is truthful or complete. Any representation to the contrary is a criminal offense.

The notes are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction and involve investment risks including possible loss of the principal amount invested due to the credit risk of HSBC. HSBC Securities (USA) Inc. or another of our affiliates or agents may use this pricing supplement in market-making transactions in any notes after their initial sale. **Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.** HSBC Securities (USA) Inc., an affiliate of ours, will purchase the notes from us for distribution to the placement agent. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page PS-15 of this pricing supplement. We have appointed J.P. Morgan Securities Inc. as placement agent for the sale of the notes. J.P. Morgan Securities Inc. will offer the notes to investors directly or through other registered broker-dealers.

| | Price to Public[1] | Fees and Commissions | Proceeds to Issuer |
|---|---|---|---|
| Per Note | $1,000 | $10 | $990 |
| Total | $905,000 | $9,050 | $895,950 |

[1] Certain fiduciary accounts will pay a purchase price of $990 per note, and the placement agents with respect to sales made to such accounts will forgo any fees.

**JPMorgan**
**Placement Agent**
**January 8, 2010**

**Additional Terms Specific to the Notes**

This pricing supplement relates to a single note offering linked to the Reference Asset identified on the cover page. The purchaser of a note will acquire a senior unsecured debt security linked to the Reference Asset. Although the note offering relates only to the Reference Asset identified on the cover page, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the Reference Asset, any basket component or any securities derivative of or relating to a basket component, or as to the suitability of an investment in the notes.

You should read this document together with the prospectus dated April 2, 2009, the prospectus supplement dated April 9, 2009 and the product supplement dated April 9, 2009. If the terms of the notes offered hereby are inconsistent with those described in the accompanying product supplement, prospectus supplement or prospectus, the terms described in this pricing supplement shall control. You should carefully consider, among other things, the matters set forth in "Selected Risk Considerations" beginning on page PS-3 of this pricing supplement and "Risk Factors" on page PS-4 of the product supplement and page S-3 of the prospectus supplement, as the notes involve risks not associated with conventional debt securities. All references to "Enhanced Market Participation Notes" in the product supplement shall refer to these Knock-Out Buffer Notes. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes. As used herein, references to the "Issuer", "HSBC", "we", "us" and "our" are to HSBC USA Inc.

HSBC has filed a registration statement (including a prospectus, a prospectus supplement and a product supplement) with the U.S. Securities and Exchange Commission ("SEC") for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus, prospectus supplement and product supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and product supplement if you request them by calling toll-free 1 866 811 8049.

You may also obtain:

- the product supplement at www.sec.gov/Archives/edgar/data/83246/000114420409019791/v145840_424b2.htm
- the prospectus supplement at www.sec.gov/Archives/edgar/data/83246/000114420409019785/v145824_424b2.htm
- the prospectus at www.sec.gov/Archives/edgar/data/83246/000104746909003736/a2192100zs-3asr.htm

**Supplemental Information Relating to the Terms of the Notes**

Notwithstanding anything contained in the accompanying prospectus supplement to the contrary, the notes will be issued under the senior indenture dated March 31, 2009, between HSBC USA Inc., as Issuer, and Wells Fargo Bank, National Association, as trustee. Such indenture will have substantially the same terms as the indenture described in the accompanying prospectus supplement. HSBC Bank USA, N.A. will act as paying agent with respect to the Notes pursuant to a Paying Agent and Securities Registrar Agreement dated June 1, 2009, between HSBC USA Inc. and HSBC Bank USA, N.A.

**Selected Purchase Considerations**

- **APPRECIATION POTENTIAL** — The notes provide the opportunity to participate in the appreciation of the Reference Asset at maturity. *If a Knock-Out Event has not occurred,* in addition to the principal amount, you will receive at maturity at least the contingent minimum return of 1% on the notes, or a minimum Payment at Maturity of $1,010.00 for every $1,000 principal amount note. If a Knock-Out Event has occurred, the Basket Ending Level is less than the Basket Starting Level and therefore you will receive at maturity a return on the notes equal to the Basket Return which will be negative. Because the notes are our senior unsecured debt obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due. YOU MAY LOSE UP TO 100.00% OF YOUR INITIAL INVESTMENT.

- **LIMITED PROTECTION AGAINST LOSS** — *If a Knock-Out Event has occurred,* you will lose 1.00% of the principal amount for every 1.00% that the Basket Ending Level is below the Basket Starting Level. If the Basket Return is -100.00%, you will lose your entire investment.

- **TAX TREATMENT** — There is no direct legal authority as to the proper tax treatment of the notes, and therefore significant aspects of the tax treatment of the notes are uncertain, as to both the timing and character of any inclusion in income in respect of the notes. Under one approach, the notes should be treated as pre-paid forward or other executory contracts with respect to the basket. We intend to treat the notes consistent with this approach. Pursuant to the terms of the notes, you agree to treat the notes under this approach for all U.S. federal income tax purposes. Notwithstanding any disclosure in the accompanying product supplement to the contrary, our special U.S. tax counsel in this transaction is Sidley Austin LLP. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Sidley Austin LLP, it is reasonable to treat the notes as pre-paid forward or other executory contracts with respect to the basket. Pursuant to this approach, we do not intend to report any income or gain with respect to the notes prior to their maturity or an earlier sale or exchange and we intend to treat any gain or loss upon maturity or an earlier sale or exchange as long-term capital gain or loss, provided that you have held the note for more than one year at such time for U.S. federal income tax purposes.

  We will not attempt to ascertain whether any Reference Asset issuer would be treated as a United States real property holding corporation, as defined for U.S. federal income tax purposes. If one or more Reference Asset issuers were so treated, certain adverse U.S. federal income tax consequences might apply. You should refer to information filed with the SEC by the Reference Asset issuers and consult your tax advisor regarding the possible consequences to you, if any, in the event that one or more Reference Asset issuers is or becomes a United States real property holding corporation.

  For a discussion of certain of the U.S. federal income tax consequences of your investment in a note, please see the discussion under "Certain U.S. Federal Income Tax Considerations" in the accompanying product supplement.

- **DIVERSIFICATION AMONG THE BASKET COMPONENTS** — The return on the notes is linked to a weighted basket consisting of the respective common stocks of the Reference Asset issuers. For additional information about each basket component see the information set forth under "Description of the Reference Asset" herein.

## Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Reference Asset or any basket component. These risks are explained in more detail in the "Risk Factors" sections of the accompanying product and prospectus supplement.

- **SUITABILITY OF NOTES FOR INVESTMENT** — A person should reach a decision to invest in the notes after carefully considering, with his or her advisors, the suitability of the notes in light of his or her investment objectives and the information set out in this pricing supplement. Neither HSBC nor any dealer participating in the offering makes any recommendation as to the suitability of the notes for investment.

- **YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS** — The notes do not guarantee any return of principal. The return on the notes at maturity is linked to the performance of the Reference Asset and will depend on whether a Knock-Out Event has occurred and whether, and the extent to which, the Basket Return is positive or negative. If the Basket Ending Level has declined, as compared to the Basket Starting Level, by more than the Knock-Out Buffer Amount of 6.00%, a Knock-Out Event has occurred, and the protection provided by the Knock-Out Buffer Amount will terminate. **IF A KNOCK-OUT EVENT OCCURS, YOU MAY LOSE UP TO 100.00% OF YOUR INVESTMENT**.

- **THE NOTES ARE SUBJECT TO THE CREDIT RISK OF HSBC USA INC.** — The notes are senior unsecured debt obligations of the issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the notes, including any principal protection at maturity, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the notes and, in the event HSBC were to default on its obligations, you may not receive the amount owed to you under the terms of the notes.

- **YOUR PROTECTION AND YOUR ABILITY TO RECEIVE THE CONTINGENT MINIMUM RETURN MAY TERMINATE** — If the Basket Ending Level declines from the Basket Starting Level by more than the Knock-Out Buffer Amount of 6.00%, you will at maturity be fully exposed to any decline in the level of the Reference Asset and will not be entitled to receive the protection provided by the contingent minimum return on the notes. We refer to this feature as a contingent buffer. Under these circumstances, you will lose 1.00% of the principal amount of your investment for every 1.00% decrease in the Basket Ending Level as compared to the Basket Starting Level. As a result, you will lose some or all of your investment. Your return on the notes may not reflect the return you would receive on a conventional fixed or floating rate debt instrument with a comparable term to maturity issued by HSBC or any other issuer with a similar credit rating.

- **CHANGES IN THE VALUES OF THE BASKET COMPONENTS MAY OFFSET EACH OTHER —** Movements in the prices of the basket components may not correlate with each other. At a time when the price of one of the basket component increases, the price of the other basket component may not increase as much or may even decline. Therefore, in calculating the Basket Return, increases in the price of one or more of the basket components may be moderated, or more than offset, by lesser increases or declines in the price of the other basket components. This affect is further amplified by the differing weights of the basket components. A more heavily weighted basket component will have a larger impact than a basket component with a lesser weightings.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY** — While the Payment at Maturity described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the placement agent's commission and the estimated cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which HSBC Securities (USA) Inc. will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale of notes by you prior to the Maturity Date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

- **NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS** — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the basket components would have.

- **THE NOTES LACK LIQUIDITY** — The notes will not be listed on any securities exchange. HSBC Securities (USA) Inc. may offer to purchase the notes in the secondary market but is not required to do so and may cease making such offers at any time. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to buy the notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily.

- **POTENTIAL CONFLICTS** — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. We will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the level of the Reference Asset and the value of the notes.

- **IN SOME CIRCUMSTANCES, THE PAYMENT YOU RECEIVE ON THE NOTES MAY BE PARTIALLY BASED ON THE COMMON STOCK OF A COMPANY OTHER THAN THE SEVEN BASKET COMPONENTS INITIALLY IN THE BASKET** — Following certain corporate events relating to the respective Reference Asset issuer where such issuer is not the surviving entity, the amount of cash or stock you receive at maturity may be based on the common stock of a successor to the respective Reference Asset issuer or any cash or any other assets distributed to holders of such basket component in such corporate event. The occurrence of these corporate events and the consequent adjustments may materially and adversely affect the value of the notes. For more information, see

"Merger Event and Tender Offer" beginning on page PS-13 below.

- **THE NOTES ARE NOT INSURED OR GUARANTEED BY ANY GOVERNMENTAL AGENCY OF THE UNITED STATES OR ANY OTHER JURISDICTION AND INVOLVE INVESTMENT RISKS INCLUDING POSSIBLE LOSS OF THE PRINCIPAL AMOUNT INVESTED DUE TO THE CREDIT RISK OF HSBC** — The notes are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the notes is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full Payment at Maturity of the notes.

- **THERE IS LIMITED ANTI-DILUTION PROTECTION** — The calculation agent will adjust the Final Price of a basket component, which will affect the Basket Return and, consequently, the Payment at Maturity, for certain events affecting the shares of such basket component, such as stock splits and corporate actions. The calculation agent is not required to make an adjustment for every corporate action which affects the shares of the basket components. If an event occurs that does not require the calculation agent to adjust the prices of the shares of the basket components, the market price of the notes may be materially and adversely affected. See "Adjustments" below for additional information.

- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES** — In addition to the level of the Reference Asset on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

    - the expected volatility of the basket components;

    - the time to maturity of the notes;

    - whether a Knock-Out Event has occurred;

    - the dividend rate on the basket components;

    - interest and yield rates in the market generally;

    - a variety of economic, financial, political, regulatory or judicial events; and

    - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

### What Is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Reference Asset?

The following table illustrates the hypothetical total return at maturity on the notes. The "total return" as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the Payment at Maturity per $1,000 principal amount note to $1,000. The hypothetical total returns set forth below reflect the starting basket level of 100.00, the Knock-Out Buffer Amount of 6.00% and the contingent minimum return on the notes of 1.00%. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

| Hypothetical Basket Ending Level | Hypothetical Basket Return | Hypothetical Total Return | |
|---|---|---|---|
| | | Knock Out Event Has Not Occurred[1] | Knock Out Event Has Occurred[2] |
| 180.00 | 80.00% | 80.00% | N/A |
| 165.00 | 65.00% | 65.00% | N/A |
| 150.00 | 50.00% | 50.00% | N/A |
| 140.00 | 40.00% | 40.00% | N/A |
| 130.00 | 30.00% | 30.00% | N/A |
| 120.00 | 20.00% | 20.00% | N/A |
| 115.00 | 15.00% | 15.00% | N/A |
| 110.00 | 10.00% | 10.00% | N/A |
| 105.00 | 5.00% | 5.00% | N/A |
| 102.50 | 2.50% | 2.50% | N/A |
| 100.50 | 0.50% | **1.00%** | N/A |
| **100.00** | **0.00%** | **1.00%** | N/A |
| 95.00 | -5.00% | **1.00%** | N/A |
| 94.00 | -6.00% | **1.00%** | N/A |
| 90.00 | -10.00% | N/A | -10.00% |
| 85.00 | -15.00% | N/A | -15.00% |
| 80.00 | -20.00% | N/A | -20.00% |
| 70.00 | -30.00% | N/A | -30.00% |
| 60.00 | -40.00% | N/A | -40.00% |
| 50.00 | -50.00% | N/A | -50.00% |
| 40.00 | -60.00% | N/A | -60.00% |
| 30.00 | -70.00% | N/A | -70.00% |
| 20.00 | -80.00% | N/A | -80.00% |
| 10.00 | -90.00% | N/A | -90.00% |
| 0.00 | -100.00% | N/A | -100.00% |

(1) The Basket Ending Level is not below the Basket Starting Level by more than 6.00%.
(2) The Basket Ending Level is below the Basket Starting Level by more than 6.00%.

## Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

**Example 1: The level of the Reference Asset increases from the Basket Starting Level of 100.00 to a Basket Ending Level of 100.50.** Because a Knock-Out Event has not occurred and the Basket Return of 0.50% is less than the contingent minimum return of 1.00%, the investor benefits from the contingent minimum return and receives a Payment at Maturity of $1,010.00 per $1,000 principal amount note.

**Example 2: The level of the Reference Asset decreases from the Basket Starting Level of 100.00 to a Basket Ending Level of 95.00.** Because a Knock-Out Event has not occurred and the Basket Return of -5.00% is less than the contingent minimum return of 1.00%, the investor benefits from the contingent minimum return and receives a Payment at Maturity of $1,010.00 per $1,000 principal amount note.

**Example 3: The level of the Reference Asset increases from the Basket Starting Level of 100.00 to a Basket Ending Level of 120.00.** Because a Knock-Out Event has not occurred the Basket Return of 20.00% is greater than the contingent minimum return of 1.00%, the investor receives a Payment at Maturity of $1,200.00 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + (\$1,000 \times 20.00\%) = \$1,200.00$$

**Example 4: The level of the Reference Asset decreases from the Basket Starting Level of 100.00 to a Basket Ending Level of 80.00.** Because a Knock-Out Event has occurred, and the Basket Return is -20.00%, the investor is exposed to the performance of the Reference Asset and receives a Payment at Maturity of $800.00 per $1,000.00 principal amount note, calculated as follows:

$$\$1,000 + (\$1,000 \times -20.00\%) = \$800.00$$

## Description of the Reference Asset

### General

*This pricing supplement is not an offer to sell and it is not an offer to buy interests in any basket component. All disclosure contained in this pricing supplement regarding the Reference Asset, including the performance and description of the basket components, where applicable, are derived from publicly available information. Neither HSBC nor any of its affiliates assumes any responsibilities for the adequacy or accuracy of information about any basket component contained in this pricing supplement. You should make your own investigation into each basket component.*

We urge you to read the section "Sponsors or Issuers and Reference Asset" on page S-37 in the accompanying prospectus supplement.

### REFERENCE ASSET ISSUER AND REFERENCE ASSET INFORMATION

The notes have not been passed on by the Reference Asset issuers as to their legality or suitability. The notes are not issued by and are not financial or legal obligations of the Reference Asset issuers. The Reference Asset issuers make no warranties and bear no liabilities with respect to the notes. This pricing supplement relates only to the notes offered and does not relate to any security of an underlying issuer.

All information on the basket components and the Reference Asset issuers is derived from publicly available information. Companies with securities registered under the Securities Exchange Act of 1934 (the "Exchange Act") are required to file periodically certain financial and other information specified by the SEC. Information provided to or filed with the SEC electronically can be accessed through a website maintained by the SEC. The address of the SEC's website is http://www.sec.gov. Information provided to or filed with the SEC pursuant to the Exchange Act by a company issuing a basket component can be located by reference to the SEC file number specified in the description of the basket components below. In addition, information filed with the SEC can be inspected and copied at the Public Reference Section of the SEC, 100F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of this material can also be obtained from the Public Reference Section, at prescribed rates. We do not make any representation or warranty as to the accuracy or completeness of any materials referred to above, including any filings made by the Reference Asset issuer with the SEC. In connection with any issuance of notes under the applicable pricing supplement, neither we nor the agent has participated in the preparation of the above-described documents or made any due diligence inquiry with respect to the sponsors or issuers of the respective basket components. Neither we nor any affiliate makes any representation that such publicly available documents or any other publicly available information regarding the sponsor or issuer of the basket components is accurate or complete. Furthermore, we cannot give any assurance that all events occurring prior to the date hereof (including events that would affect the accuracy or completeness of the publicly available documents described herein) that would affect the trading level or price of a basket component (and therefore the price of such basket component at the time we price the notes) have been publicly disclosed. Subsequent disclosure of any such events or the disclosure of or failure to disclose material future events concerning the sponsor or issuer of the respective basket components could affect the value received at maturity with respect to the notes and therefore the price of the notes.

# ROPER INDUSTRIES, INC. (ROP)

**Description of Roper Industries, Inc.**

Roper Industries, Inc. has stated in its filings with the SEC that it is a diversified growth company that designs, manufactures and distributes energy systems and controls, scientific and industrial imaging products and software, industrial technology products and radio frequency products and services.

**Historical Performance of Roper Industries, Inc.**

The following table sets forth (to the extent available) the quarterly high and low intraday prices, as well as end-of-quarter closing prices on the relevant exchange, of the basket component for each quarter in the period from January 1, 2004 through January 8, 2010. We obtained the data in these tables from Bloomberg Professional® service, without independent verification by us. All historical prices are denominated in US dollars and rounded to the nearest penny. **Historical prices of the basket component should not be taken as an indication of future performance of the basket component.**

| QUARTER ENDING | QUARTER HIGH | QUARTER LOW | QUARTER CLOSE |
|---|---|---|---|
| March 31, 2004 | $26.50 | $22.33 | $24.13 |
| June 30, 2004 | $28.88 | $23.55 | $28.45 |
| September 30, 2004 | $29.40 | $25.78 | $28.73 |
| December 31, 2004 | $31.84 | $28.79 | $30.39 |
| March 31, 2005 | $34.05 | $28.28 | $32.75 |
| June 30, 2005 | $36.39 | $30.83 | $35.69 |
| September 30, 2005 | $40.44 | $35.04 | $39.29 |
| December 30, 2005 | $41.10 | $34.30 | $39.51 |
| March 31, 2006 | $48.68 | $38.32 | $48.63 |
| June 30, 2006 | $51.27 | $42.15 | $46.75 |
| September 29, 2006 | $47.70 | $41.23 | $44.74 |
| December 29, 2006 | $51.75 | $43.49 | $50.24 |
| March 30, 2007 | $57.10 | $48.40 | $54.88 |
| June 29, 2007 | $58.75 | $53.50 | $57.10 |
| September 28, 2007 | $66.08 | $57.40 | $65.50 |
| December 31, 2007 | $71.01 | $60.10 | $62.54 |
| March 31, 2008 | $62.70 | $48.47 | $59.44 |
| June 30, 2008 | $68.09 | $58.89 | $65.88 |
| September 30, 2008 | $65.64 | $53.40 | $56.96 |
| December 31, 2008 | $57.06 | $34.91 | $43.41 |
| March 31, 2009 | $46.48 | $36.82 | $42.45 |
| June 30, 2009 | $48.46 | $40.40 | $45.31 |
| September 30, 2009 | $53.31 | $41.56 | $50.98 |
| December 31, 2009 | $55.50 | $47.31 | $52.37 |
| January 8, 2010* | $53.24 | $51.19 | $52.44 |

\* As of the date of this pricing supplement available information for the first calendar quarter of 2010 includes data for the period from January 1, 2010 through January 8, 2010. Accordingly, the "Quarterly High," "Quarterly Low" and "Quarterly Close" data indicated are for this shortened period only and do not reflect complete data for the first calendar quarter of 2010.

The graph below illustrates the performance of Roper Industries, Inc.'s common stock from January 2, 2004 through January 8, 2010, based on information from Bloomberg Professional® service. The market price of the basket component on January 8, 2010 was $52.44. *Past performance of the basket component is not indicative of the future performance of the basket component.*

**Historical Performance of Roper Industries, Inc.**



Source: Bloomberg Professional® Service

## ITRON, INC. (ITRI)

**Description of Itron, Inc.**

Itron, Inc. has stated in its filings with the SEC that it provides products and services to utilities for the energy and water markets throughout the world, including metering, data collection and software solutions.

**Historical Performance of Itron, Inc.**

The following table sets forth (to the extent available) the quarterly high and low intraday prices, as well as end-of-quarter closing prices on the relevant exchange, of the basket component for each quarter in the period from January 2, 2004 through January 8, 2010. We obtained the data in these tables from Bloomberg Professional® service, without independent verification by us. All historical prices are denominated in US dollars and rounded to the nearest penny. **Historical prices of the basket component should not be taken as an indication of future performance of the basket component.**

| QUARTER ENDING | QUARTER HIGH | QUARTER LOW | QUARTER CLOSE |
| --- | --- | --- | --- |
| March 31, 2004 | $23.15 | $17.00 | $18.61 |
| June 30, 2004 | $24.65 | $17.75 | $22.94 |
| September 30, 2004 | $23.02 | $15.94 | $17.45 |
| December 31, 2004 | $24.45 | $16.88 | $23.91 |
| March 31, 2005 | $30.83 | $21.50 | $29.64 |
| June 30, 2005 | $48.29 | $29.25 | $44.68 |
| September 30, 2005 | $53.87 | $43.58 | $45.66 |
| December 30, 2005 | $49.00 | $37.99 | $40.04 |
| March 31, 2006 | $62.75 | $39.44 | $59.85 |
| June 30, 2006 | $73.72 | $52.58 | $59.26 |
| September 29, 2006 | $60.43 | $44.76 | $55.80 |
| December 29, 2006 | $57.50 | $46.87 | $51.84 |
| March 30, 2007 | $68.90 | $51.15 | $65.04 |
| June 29, 2007 | $78.72 | $64.57 | $77.94 |
| September 28, 2007 | $96.07 | $73.59 | $93.07 |
| December 31, 2007 | $112.92 | $72.85 | $95.97 |
| March 31, 2008 | $100.00 | $70.48 | $90.23 |
| June 30, 2008 | $106.25 | $88.89 | $98.35 |
| September 30, 2008 | $105.88 | $84.71 | $88.53 |
| December 31, 2008 | $90.09 | $34.25 | $63.74 |
| March 31, 2009 | $66.66 | $40.11 | $47.35 |
| June 30, 2009 | $62.18 | $42.77 | $55.07 |
| September 30, 2009 | $67.86 | $50.15 | $64.14 |
| December 31, 2009 | $69.49 | $54.92 | $67.57 |
| January 8, 2010* | $72.37 | $67.67 | $71.66 |

\* As of the date of this pricing supplement available information for the first calendar quarter of 2010 includes data for the period from January 1, 2010 through January 8, 2010. Accordingly, the "Quarterly High," "Quarterly Low" and "Quarterly Close" data indicated are for this shortened period only and do not reflect complete data for the fourth calendar quarter of 2010.

The graph below illustrates the performance of Itron, Inc.'s common stock from January 4, 2004 through January 8, 2010, based on information from Bloomberg Professional® service. The market price of the basket component on January 8, 2010 was $71.66. ***Past performance of the basket component is not indicative of the future performance of the basket component.***

**Historical Performance of Itron, Inc.**



Source: Bloomberg Professional® Service

# UNITED TECHNOLOGIES CORPORATION (UTX)

## Description of United Technologies Corporation

United Technologies Corporation has stated in its filings with the SEC that it provides high technology products and services to the building systems and aerospace industries worldwide.

## Historical Performance of United Technologies Corporation

The following table sets forth (to the extent available) the quarterly high and low intraday prices, as well as end-of-quarter closing prices on the relevant exchange, of the basket component for each quarter in the period from January 2, 2004 through January 8, 2010. We obtained the data in these tables from Bloomberg Professional® service, without independent verification by us. All historical prices are denominated in US dollars and rounded to the nearest penny. **Historical prices of the basket component should not be taken as an indication of future performance of the basket component.**

| QUARTER ENDING | QUARTER HIGH | QUARTER LOW | QUARTER CLOSE |
|---|---|---|---|
| March 31, 2004 | $48.90 | $41.75 | $43.15 |
| June 30, 2004 | $46.00 | $40.35 | $45.74 |
| September 30, 2004 | $48.00 | $43.91 | $46.69 |
| December 31, 2004 | $53.14 | $44.25 | $51.68 |
| March 31, 2005 | $52.35 | $49.03 | $50.83 |
| June 30, 2005 | $54.07 | $48.43 | $51.35 |
| September 30, 2005 | $52.55 | $49.20 | $51.84 |
| December 30, 2005 | $58.84 | $49.29 | $55.91 |
| March 31, 2006 | $59.94 | $54.20 | $57.97 |
| June 30, 2006 | $66.39 | $56.58 | $63.42 |
| September 29, 2006 | $64.74 | $57.45 | $63.35 |
| December 29, 2006 | $67.47 | $61.80 | $62.52 |
| March 30, 2007 | $69.49 | $61.85 | $65.00 |
| June 29, 2007 | $72.64 | $63.65 | $70.93 |
| September 28, 2007 | $80.98 | $69.00 | $80.48 |
| December 31, 2007 | $82.50 | $72.65 | $76.54 |
| March 31, 2008 | $77.14 | $65.25 | $68.82 |
| June 30, 2008 | $75.86 | $60.53 | $61.70 |
| September 30, 2008 | $67.94 | $56.15 | $60.06 |
| December 31, 2008 | $59.90 | $41.76 | $53.60 |
| March 31, 2009 | $55.51 | $37.40 | $42.98 |
| June 30, 2009 | $56.99 | $42.06 | $51.96 |
| September 30, 2009 | $63.70 | $49.02 | $60.93 |
| December 31, 2009 | $70.89 | $59.31 | $69.41 |
| January 4, 2010* | $71.85 | $69.58 | $70.63 |

\* As of the date of this pricing supplement available information for the first calendar quarter of 2010 includes data for the period from January 1, 2010 through January 8, 2010. Accordingly, the "Quarterly High," "Quarterly Low" and "Quarterly Close" data indicated are for this shortened period only and do not reflect complete data for the first calendar quarter of 2010.

The graph below illustrates the performance of United Technologies Corporation's common stock from January 4, 2004 through January 8, 2010, based on information from Bloomberg Professional® service. The market price of the basket component on January 8, 2010 was $70.63. **_Past performance of the basket component is not indicative of the future performance of the basket component._**

**Historical Performance of United Technologies Corporation**



Source: Bloomberg Professional® Service

# JOHNSON CONTROLS, INC. (JCI)

**Description of Johnson Controls, Inc.**

Johnson Controls, Inc. has stated in its filings with the SEC that it provides automotive interior products and systems through its automotive experience business. In addition, its power solutions business provides batteries for automobiles and hybrid electric vehicles and its building efficiency business designs, produces, markets and installs products and services that optimize energy use and improve comfort and security.

**Historical Performance of Johnson Controls, Inc.**

The following table sets forth (to the extent available) the quarterly high and low intraday prices, as well as end-of-quarter closing prices on the relevant exchange, of the basket component for each quarter in the period from January 2, 2004 through January 8, 2010. We obtained the data in these tables from Bloomberg Professional® service, without independent verification by us. All historical prices are denominated in US dollars and rounded to the nearest penny. **Historical prices of the basket component should not be taken as an indication of future performance of the basket component.**

| QUARTER ENDING | QUARTER HIGH | QUARTER LOW | QUARTER CLOSE |
|---|---|---|---|
| March 31, 2004 | $20.77 | $18.75 | $19.72 |
| June 30, 2004 | $20.07 | $16.52 | $17.79 |
| September 30, 2004 | $19.15 | $16.99 | $18.94 |
| December 31, 2004 | $21.33 | $17.68 | $21.15 |
| March 31, 2005 | $21.29 | $18.42 | $18.59 |
| June 30, 2005 | $19.40 | $17.54 | $18.78 |
| September 30, 2005 | $20.90 | $18.63 | $20.68 |
| December 30, 2005 | $25.07 | $20.00 | $24.30 |
| March 31, 2006 | $25.87 | $22.12 | $25.31 |
| June 30, 2006 | $30.00 | $24.42 | $27.41 |
| September 29, 2006 | $28.85 | $22.25 | $23.91 |
| December 29, 2006 | $29.48 | $23.84 | $28.64 |
| March 30, 2007 | $33.22 | $28.09 | $31.54 |
| June 29, 2007 | $39.25 | $31.35 | $38.59 |
| September 28, 2007 | $43.07 | $33.17 | $39.37 |
| December 31, 2007 | $44.45 | $35.15 | $36.04 |
| March 31, 2008 | $36.42 | $29.47 | $33.80 |
| June 30, 2008 | $36.49 | $28.57 | $28.68 |
| September 30, 2008 | $35.00 | $26.50 | $30.33 |
| December 31, 2008 | $29.75 | $13.65 | $18.16 |
| March 31, 2009 | $19.64 | $8.37 | $12.00 |
| June 30, 2009 | $22.65 | $11.78 | $21.72 |
| September 30, 2009 | $27.88 | $19.43 | $25.56 |
| December 31, 2009 | $28.33 | $23.63 | $27.24 |
| January 8, 2010* | $29.61 | $27.22 | $28.63 |

\* As of the date of this pricing supplement available information for the first calendar quarter of 2010 includes data for the period from January 1, 2010 through January 8, 2010. Accordingly, the "Quarterly High," "Quarterly Low" and "Quarterly Close" data indicated are for this shortened period only and do not reflect complete data for the first calendar quarter of 2010.

The graph below illustrates the performance of Johnson Controls, Inc.'s common stock from January 4, 2004 through January 8, 2010, based on information from Bloomberg Professional® service. The market price of the basket component on January 8, 2010 was $28.63. **_Past performance of the basket component is not indicative of the future performance of the basket component._**



Historical Performance of Johnson Controls, Inc.

Source: Bloomberg Professional® Service

# ROCKWELL AUTOMATION, INC. (ROK)

**Description of Rockwell Automation, Inc.**

Rockwell Automation, Inc. has stated in its filings with the SEC that it is a provider of industrial automation power, control and information solutions.

**Historical Performance of Rockwell Automation, Inc.**

The following table sets forth (to the extent available) the quarterly high and low intraday prices, as well as end-of-quarter closing prices on the relevant exchange, of the basket component for each quarter in the period from January 2, 2004 through January 8, 2010. We obtained the data in these tables from Bloomberg Professional® service, without independent verification by us. All historical prices are denominated in US dollars and rounded to the nearest penny. **Historical prices of the basket component should not be taken as an indication of future performance of the basket component.**

| QUARTER ENDING | QUARTER HIGH | QUARTER LOW | QUARTER CLOSE |
|---|---|---|---|
| March 31, 2004 | $37.00 | $28.45 | $34.67 |
| June 30, 2004 | $37.56 | $30.89 | $37.51 |
| September 30, 2004 | $39.72 | $35.05 | $38.70 |
| December 31, 2004 | $49.97 | $37.72 | $49.55 |
| March 31, 2005 | $63.30 | $45.40 | $56.64 |
| June 30, 2005 | $58.40 | $45.49 | $48.71 |
| September 30, 2005 | $55.22 | $48.16 | $52.90 |
| December 30, 2005 | $60.67 | $50.35 | $59.16 |
| March 31, 2006 | $73.96 | $58.52 | $71.91 |
| June 30, 2006 | $79.45 | $62.73 | $72.01 |
| September 29, 2006 | $74.67 | $53.49 | $58.10 |
| December 29, 2006 | $66.02 | $57.26 | $61.08 |
| March 30, 2007 | $65.31 | $56.73 | $59.87 |
| June 29, 2007 | $70.68 | $57.31 | $69.44 |
| September 28, 2007 | $75.60 | $64.28 | $69.51 |
| December 31, 2007 | $73.86 | $64.85 | $68.96 |
| March 31, 2008 | $69.70 | $51.44 | $57.42 |
| June 30, 2008 | $61.45 | $42.84 | $43.73 |
| September 30, 2008 | $49.68 | $32.84 | $37.34 |
| December 31, 2008 | $37.21 | $21.51 | $32.24 |
| March 31, 2009 | $35.00 | $17.51 | $21.84 |
| June 30, 2009 | $35.22 | $20.97 | $32.12 |
| September 30, 2009 | $45.12 | $29.55 | $42.60 |
| December 31, 2009 | $49.25 | $39.39 | $46.98 |
| January 8, 2010* | $49.50 | $47.01 | $49.46 |

* As of the date of this pricing supplement available information for the first calendar quarter of 2010 includes data for the period from January 1, 2010 through January 8, 2010. Accordingly, the "Quarterly High," "Quarterly Low" and "Quarterly Close" data indicated are for this shortened period only and do not reflect complete data for the first calendar quarter of 2010.

The graph below illustrates the performance of Rockwell Automation, Inc.'s common stock from January 4, 2004 through January 8, 2010, based on information from Bloomberg Professional® service. The market price of the basket component on January 8, 2010 was $49.46. ***Past performance of the basket component is not indicative of the future performance of the basket component.***

**Historical Performance of Rockwell Automation, Inc.**



Source: Bloomberg Professional® Service

# ENERNOC, INC. (ENOC)

**Description of EnerNOC, Inc.**

EnerNOC, Inc. has stated in its filings with the SEC that it is a developer and provider of clean and intelligent energy solutions. It remotely manages and reduces electricity consumption across a network of commercial, institutional and industrial customer sites to enable a more information-based and responsive electric power grid.

**Historical Performance of EnerNOC, Inc.**

The following table sets forth (to the extent available) the quarterly high and low intraday prices, as well as end-of-quarter closing prices on the relevant exchange, of the basket component for each quarter in the period from May 18, 2007 (the date of ENOC's initial public offering) through January 8, 2010. We obtained the data in these tables from Bloomberg Professional® service, without independent verification by us. All historical prices are denominated in US dollars and rounded to the nearest penny. **Historical prices of the basket component should not be taken as an indication of future performance of the basket component.**

| QUARTER ENDING | QUARTER HIGH | QUARTER LOW | QUARTER CLOSE |
|---|---|---|---|
| June 29, 2007 | $43.44 | $30.25 | $38.13 |
| September 28, 2007 | $41.99 | $29.09 | $38.18 |
| December 31, 2007 | $50.49 | $37.43 | $49.10 |
| March 31, 2008 | $48.92 | $9.29 | $11.40 |
| June 30, 2008 | $19.25 | $9.27 | $17.95 |
| September 30, 2008 | $24.10 | $9.06 | $10.34 |
| December 31, 2008 | $10.52 | $4.80 | $7.44 |
| March 31, 2009 | $15.58 | $7.50 | $14.54 |
| June 30, 2009 | $25.00 | $14.42 | $21.67 |
| September 30, 2009 | $34.37 | $17.65 | $33.16 |
| December 31, 2009 | $35.55 | $24.11 | $30.39 |
| January 8, 2010* | $34.24 | $30.94 | $33.50 |

\* As of the date of this pricing supplement available information for the first calendar quarter of 2010 includes data for the period from January 1, 2010 through January 8, 2010. Accordingly, the "Quarterly High," "Quarterly Low" and "Quarterly Close" data indicated are for this shortened period only and do not reflect complete data for the first calendar quarter of 2010.

The graph below illustrates the performance of EnerNOC, Inc.'s common stock from May 18, 2007 (the date of ENOC's initial public offering) through January 8, 2010, based on information from Bloomberg Professional® service. The market price of the basket component on January 8, 2010 was $33.50. ***Past performance of the basket component is not indicative of the future performance of the basket component.***

**Historical Performance of EnerNoc, Inc.**



Source: Bloomberg Professional® Service

## ECHELON CORPORATION (ELON)

**Description of Echelon Corporation**

Echelon Corporation has stated in its filings with the SEC that it is a company that develops, markets and sells system and network infrastructure products for a variety of markets including the building, home, industrial, transportation, electric utility and energy management markets.

**Historical Performance of Echelon Corporation**

The following table sets forth (to the extent available) the quarterly high and low intraday prices, as well as end-of-quarter closing prices on the relevant exchange, of the basket component for each quarter in the period from January 2, 2004 through January 8, 2010. We obtained the data in these tables from Bloomberg Professional® service, without independent verification by us. All historical prices are denominated in US dollars and rounded to the nearest penny. **Historical prices of the basket component should not be taken as an indication of future performance of the basket component.**

| QUARTER ENDING | QUARTER HIGH | QUARTER LOW | QUARTER CLOSE |
|---|---|---|---|
| March 31, 2004 | $12.65 | $10.19 | $11.27 |
| June 30, 2004 | $12.09 | $9.81 | $11.19 |
| September 30, 2004 | $11.50 | $6.04 | $7.88 |
| December 31, 2004 | $11.25 | $6.96 | $8.44 |
| March 31, 2005 | $8.55 | $6.29 | $6.84 |
| June 30, 2005 | $7.26 | $5.96 | $6.88 |
| September 30, 2005 | $9.71 | $6.65 | $9.21 |
| December 30, 2005 | $9.27 | $6.99 | $7.83 |
| March 31, 2006 | $9.50 | $7.58 | $9.44 |
| June 30, 2006 | $9.49 | $7.32 | $7.49 |
| September 29, 2006 | $8.96 | $6.92 | $8.22 |
| December 29, 2006 | $9.04 | $7.70 | $8.00 |
| March 30, 2007 | $10.67 | $7.19 | $10.54 |
| June 29, 2007 | $18.75 | $10.50 | $15.63 |
| September 28, 2007 | $32.49 | $14.93 | $25.01 |
| December 31, 2007 | $30.63 | $14.73 | $20.64 |
| March 31, 2008 | $22.48 | $10.84 | $13.50 |
| June 30, 2008 | $16.55 | $10.36 | $10.90 |
| September 30, 2008 | $15.74 | $9.45 | $9.88 |
| December 31, 2008 | $10.73 | $4.96 | $8.15 |
| March 31, 2009 | $8.94 | $5.14 | $8.09 |
| June 30, 2009 | $8.89 | $6.90 | $8.48 |
| September 30, 2009 | $15.07 | $7.00 | $12.87 |
| December 31, 2009 | $15.38 | $10.70 | $11.56 |
| January 8, 2010* | $12.09 | $11.51 | $11.81 |

* As of the date of this pricing supplement available information for the first calendar quarter of 2010 includes data for the period from January 1, 2010 through January 8, 2010. Accordingly, the "Quarterly High," "Quarterly Low" and "Quarterly Close" data indicated are for this shortened period only and do not reflect complete data for the first calendar quarter of 2010.

The graph below illustrates the performance of Echelon Corporation's common stock from January 4, 2004 through January 8, 2010, based on information from Bloomberg Professional® service. The market price of the basket component on January 8, 2010 was $11.81. **Past performance of the basket component is not indicative of the future performance of the basket component.**



**Historical Performance of Echelon Corporation**

**Source: Bloomberg Professional® Service**

## Market Disruption Events

If the final valuation date is not a scheduled trading day for a basket component, then the final valuation date for such basket component will be the next day that is a scheduled trading day for such basket component.  If a market disruption event (as defined below) exists for a basket component on the final valuation date, then the final valuation date for such basket component will be the next scheduled trading day on which a market disruption event does not exist with respect to such basket component.  If the market disruption event continues for five consecutive scheduled trading days, then the fifth of such consecutive scheduled trading days will nonetheless be the final valuation date for such basket component, and the calculation agent will determine, in its discretion, the Final Price of such basket component on that date in good faith and in its sole discretion using its estimate of the exchange traded price for such basket component that would have prevailed but for that market disruption event. For the avoidance of doubt, if no market disruption event exists with respect to a basket component on the originally scheduled final valuation date, the determination of such basket component's Final Price will be made on the originally scheduled final valuation date, irrespective of the existence of a market disruption event with respect to one or more of the other basket components. If the final valuation date for any basket component is postponed, then the Maturity Date will also be postponed until the third business day following the latest postponed final valuation date and no interest will be payable in respect of such postponement.

"Market disruption event" means for purposes hereof:

With respect to a basket component and any date, the occurrence or existence of any of the following conditions which the calculation agent determines is material: (i) any suspension of or limitation imposed on trading by any relevant exchange or related exchange or otherwise, and whether by reason of movements in price exceeding limits permitted by that relevant exchange or related exchange or otherwise, (a) relating to the basket component or (b) in any futures or options contracts relating to the basket component; or (ii) any event (other than an event described in (iii) below) that disrupts or impairs (as determined by the calculation agent) the ability of market participants in general (a) to effect transactions in, or obtain market values for, the basket component or (b) to effect transactions in, or obtain market values for, any futures or options contracts relating to the basket component; or (iii) the closure on any scheduled trading day of any relevant exchange or related exchange prior to its scheduled closing time unless that earlier closing time is announced by that relevant exchange or related exchange at least one hour prior to the actual closing time for the regular trading session on that relevant exchange or related exchange on that scheduled trading day; or (iv) the relevant exchange or any related exchange for the basket component fails to open for trading during its regular trading session.

"Relevant exchange" means with respect to a basket component, the primary exchange for that basket component.

"Related exchange" means with respect to a basket component, the exchanges or quotation systems, if any, on which options or futures contracts on that relevant basket component are traded or quoted, and as may be selected from time to time by the calculation agent.

"Scheduled closing time" means, with respect to any exchange and a scheduled trading day, the scheduled weekday closing time of that exchange on that scheduled trading day, without regard to after hours or any other trading outside of the regular trading session hours.

"Scheduled trading day" means with respect a basket component, any day on which the relevant exchange for that basket component and each related exchange for that basket component are scheduled to be open for trading for that basket component.

The calculation agent will notify the noteholders of the existence of a market disruption event on any day that, but for the occurrence or existence of a market disruption event, would have been the final valuation date.

### Merger Event and Tender Offer

A "merger event" shall mean, in respect of a basket component, any (i) reclassification or change of the shares of the basket component that results in a transfer of or an irrevocable commitment to transfer all shares of the basket component outstanding, (ii) consolidation, amalgamation or merger of the Reference Asset issuer with or into another entity (other than a consolidation, amalgamation or merger of the Reference Asset issuer with or into another entity and which does not result in any such reclassification or change of all shares of the basket component) or (iii) a takeover offer, tender offer, exchange offer, solicitation, proposal or other event by any entity or person to purchase or otherwise obtain 100% of the outstanding shares of the basket component that results in a transfer of or an irrevocable commitment to transfer all shares of the basket component (other than those shares of the basket component owned or controlled by the offeror), or (iv) consolidation, amalgamation, merger or binding share exchange of the Reference Asset issuer or its subsidiaries with or into another entity in which the Reference Asset issuer is the continuing entity and which does not result in a reclassification or change of the shares of the basket component outstanding but results in the outstanding shares of the basket component (other than shares of the basket component owned or controlled by that other entity) immediately prior to that event collectively representing less than 50% of the outstanding shares of the basket component immediately following that event, in each case if the approval date (as defined below) is on or before a final valuation date.

A "tender offer" shall mean, in respect of the voting shares of a Reference Asset issuer, any takeover offer, tender offer, exchange offer, solicitation, proposal or other event by any entity or person that results in that entity or person purchasing, or otherwise obtaining or having the right to obtain, by conversion or other means, not less than 10% of the outstanding voting shares of the Reference Asset issuer as determined by the calculation agent, based upon the making of filings with governmental or self-regulatory agencies or such other information as the calculation agent deems relevant.

If a merger event or a tender offer occurs in respect of a basket component that is an American depositary share and the basket component is still publicly quoted, traded or listed on the New York Stock Exchange or the NASDAQ National Market or their successors in interest, then the calculation agent shall adjust such terms and conditions of the notes as the calculation agent determines appropriate to account for that event.

If a merger event or tender offer occurs in respect of a basket component and the shares of the basket component are exchanged for new shares (with no other distributions of property in respect of the shares of the basket component), and those new shares are publicly quoted, traded or listed on the New York Stock Exchange, the NASDAQ National Market or their successors in interest, then the basket component shall be adjusted to comprise the number of new shares to which a holder of one share of the basket component immediately prior to the occurrence of the merger event or tender offer, as the case may be, would be entitled upon consummation of the merger event or tender offer. The calculation agent shall also adjust such terms and conditions of the notes as the calculation agent determines appropriate to account for that event and such new shares shall be deemed basket component.

If a merger event or tender offer occurs and any distributions of property (other than the publicly quoted new shares referred to above) are made on the shares of the basket component, in whole or in part, then the calculation agent shall accelerate the Maturity Date to the day which is five business days after the approval date (as defined below). On the Maturity Date, we shall pay to each holder of a note the Payment at Maturity, provided that for purposes of that calculation, the Official Closing Price of the basket component will be deemed to be the value of all consideration received (or that would be received) in respect of that event, and the final valuation date will be deemed to be the approval date and the relevant period with respect to any interest payment shall be deemed to end on and include the approval date. In addition, the calculation agent shall adjust the Payment at Maturity for the value of the imbedded options that would preserve for a holder of notes the economic equivalent of any remaining payment obligations with respect to the notes hereunder. The "approval date" is the closing date of a merger event, or, in the case of a tender offer, the date on which the person or entity making the tender offer acquires or acquires the right to obtain the relevant percentage of the voting shares of the Reference Asset issuer, or if that date is not a scheduled trading day, the immediately preceding scheduled trading day. In the case of an acceleration of the maturity of the notes, interest, if any, will be paid on the notes through and excluding the related date of accelerated payment.

Notwithstanding these alternative arrangements, a merger event or tender offer may affect the basket component in a manner that adversely affects the value of, and trading in, the notes. Similarly, an adjustment or acceleration resulting from a merger event or a tender offer may adversely affect the value of, or the trading in, the notes.

## Share Delisting, Nationalization, Insolvency

A share delisting shall be deemed to have occurred if at any time during the period from and including the issue date to and including the final valuation date the shares of a basket component cease to be listed on the relevant exchange for those shares for any reason and are not immediately re-listed on a successor exchange which is the New York Stock Exchange, the NASDAQ National Market or a successor in interest (a "successor exchange"). If the basket component is immediately re-listed on a successor exchange, then the basket component shall continue to be deemed to be the basket component.

A nationalization shall be deemed to have occurred if, at any time during the period from and including the issue date to and including the final valuation date, all or substantially all of the assets of a Reference Asset issuer are nationalized, expropriated, or are otherwise required to be transferred to any governmental agency, authority or entity.

An insolvency shall be deemed to have occurred if, at any time during the period from and including the issue date to and including the final valuation date, by reason of voluntary or involuntary liquidation, bankruptcy or insolvency or any analogous proceeding involving a Reference Asset issuer (i) any shares of the related basket component are required to be transferred to a trustee, liquidator or other similar official or (ii) holders of any shares of the related basket component become legally prohibited from transferring those shares.

If a nationalization, insolvency or share delisting occurs, the calculation agent shall accelerate the Maturity Date to the day which is five business days after the announcement date (as defined below). On the accelerated Maturity Date, the issuer shall pay to each noteholder the Payment at Maturity and for the purposes of that calculation, the Official Closing Price of the basket component will be deemed to be the closing price on the scheduled trading day immediately prior to the announcement date. In addition, the calculation agent shall adjust the Payment at Maturity for the value of the imbedded options that would preserve for a holder of notes the economic equivalent of any remaining payment obligations with respect to the notes hereunder. The "announcement date" means (i) in the case of a nationalization, the day of the first public announcement by the relevant government authority that all or substantially all of the assets of the Reference Asset issuer are to be nationalized, expropriated or otherwise transferred to any governmental agency, authority or entity, (ii) in the case of a delisting event, the day of the first public announcement by the relevant exchange that the shares of the basket component will cease to trade or be publicly quoted on that exchange or the deposit agreement is terminated or (iii) in the case of an insolvency, the day of the first public announcement of the institution of a proceeding or presentation of a petition or passing of a resolution (or other analogous procedure in any jurisdiction) that leads to an insolvency with respect to the Reference Asset issuer. In the case of an acceleration of the maturity of the notes interest, if any, will be paid on the notes through and excluding the related date of accelerated payment.

## Adjustments

Following the declaration by a Reference Asset issuer of the terms of any potential adjustment event (as defined below), the calculation agent will determine whether that potential adjustment event has a diluting or concentrative effect on the theoretical value of the basket component and, if so, will make such calculations and adjustments to the terms of the note as may be necessary in order to account for the economic effect of such event.

For purposes hereof, "potential adjustment event" means the occurrence of any of the following after the issue date of the notes:

(i) a subdivision, consolidation or reclassification of the shares of the basket component (unless a merger event), or a free distribution or dividend of any shares of the basket component to existing holders by way of bonus, capitalization or similar issue;

(ii) a distribution or dividend to existing holders of shares of the basket component of (A) the basket component (B) other share capital or securities granting the right to payment of dividends and/or the proceeds of liquidation of the Reference Asset issuer equally or proportionately with such payments to holders of those shares or (C) other types of securities, rights or warrants or other assets, in any case for payment (cash or other) at less than the prevailing market price as determined by the calculation agent;

(iii) an extraordinary dividend;

(iv) a call by the relevant Reference Asset issuer in respect of shares of the basket component that are not fully paid;

(v) a repurchase by the Reference Asset issuer of shares of the basket component whether out of profits or capital and whether the consideration for such repurchase is cash, securities or otherwise;

(vi) any other similar event that may have a diluting or concentrative effect on the theoretical value of the shares of the basket component.

### Events of Default and Acceleration

If the notes have become immediately due and payable following an event of default (as defined in the accompanying prospectus) with respect to the notes, the calculation agent will determine the accelerated payment due and payable at maturity in the same general manner as described in "Payment at Maturity" in this pricing supplement. In that case, the scheduled trading day preceding the date of acceleration will be used as the final valuation date for purposes of determining the Basket Ending Level, including the determinations of each basket component's Final Price. If a market disruption event exists with respect to a basket component on that scheduled trading day, then the accelerated final valuation date for such basket component will be postponed for up to five scheduled trading days (in the same manner used for postponing the originally scheduled final valuation date). The accelerated Maturity Date will then be the third business day following the postponed accelerated final valuation date. For the avoidance of doubt, if no market disruption event exists with respect to a basket component on the scheduled trading day preceding the date of acceleration, the determination of such basket component's Final Price will be made on such date, irrespective of the existence of a market disruption event with respect to one or more of the other basket components occurring on such date.

If the notes have become immediately due and payable following an event of default, you will not be entitled to any additional payments with respect to the notes. For more information, see "Description of Debt Securities — Events of Default" and "— Events of Default; Defaults" in the prospectus

### Supplemental Plan of Distribution (Conflicts of Interest)

Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc., an affiliate of HSBC, will purchase the notes from HSBC for distribution to J.P. Morgan Securities Inc. J.P. Morgan Securities Inc. will act as placement agent for the notes and will receive a fee that will not exceed $10 per $1,000 face amount of notes.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use this pricing supplement in market-making transactions after the initial sale of the notes, but is under no obligation to do so and may discontinue any market-making activities at any time without notice.

See "Supplemental Plan of Distribution" on page S-52 in the prospectus supplement.